Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND SIX-MONTH PERIODS

ENDED JUNE 30, 2022

Table of contents

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2022

1.	MANAGEMENT DISCUSSION& ANALYSIS	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	4

4.	OVERVIEW OF Q2 2022	6

5.	FINANCIAL RESULTS	15

5.1	Basis of financial discussion	15

5.2	Selected interim information	16

5.3	Other financial information	17

5.4	Selected financial information	18

5.5	Summary of quarterly results	19

5.6	Liquidity and capital resources	20

5.7	Cash flow summary	22

6	TRANSACTIONS BETWEEN RELATED PARTIES	23

7	DISCLOSURE OF OUTSTANDING SHARE DATA	25

8	SIGNIFICANT ACCOUNTING ESTIMATES	26

9	CHANGES IN ACCOUNTING POLICY	29

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	29

11	RISK FACTORS AND UNCERTAINTIES	29

12	ADDITIONAL INFORMATION	32

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three and six months ended June 30, 2022 (“Q2 2022”). References to “Bragg”, or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three months and six months ended June 30, 2022 (the “Interims”).

For reporting purposes, the Corporation prepared the Interims in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interims. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interims.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to August 9, 2022, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Corporation announced a one-for-ten share consolidation. At the annual and special meeting of the Corporation’s shareholders held on April 28, 2021, the Corporation’s shareholders granted the Corporation’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Corporation on the basis of a consolidation ratio of up to fifteen (15) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Corporation’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Corporation’s existing trade symbol "BRAG" at the opening of the market on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retrospectively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share units and restricted share units have been restated after applying the consolidation ratio.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of August 9, 2022, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

Bragg Gaming: Overview and Strategy

Bragg is a content-driven Business-to-Business ("B2B") iGaming technology provider. Its suite of iGaming content and technology, commercial relationships and operational licences allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 5,000 unique casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its Remote Games Server ("RGS") as well as aggregated, licensed games from top studios around the world.

The Corporation’s proprietary suite of products includes a state-of-the-art Player Account Management ("PAM") platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Corporation's technology was developed on a greenfield basis and is not dependent on legacy code. The Corporation’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in European and North American iGaming markets.

The Corporation was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Corporation completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”). The Corporation is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG. Oryx has been in operation for over nine years as a full turnkey iGaming solutions provider, with an established customer base in Europe and Latin America.

In June 2021, the Corporation acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Corporation acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	4

The Corporation aims to leverage the strengths of Spin’s North American distribution, proprietary content and business relationships with Wild Streak’s proven premium content and Oryx’s modern, fully owned technology stack, European distribution and exclusive content portfolio, to grow its business as a vertically integrated B2B provider to regulated online casino, online sports betting and land-based casino markets globally.

The Corporation continues to invest in building a strong, experienced management team to drive its strategic initiatives. In January 2022, the Corporation bolstered its management team with the appointment of Ms. Lara Falzon, former Chief Financial Officer of online casino games developer Red Tiger Gaming, former Operational Group Chief Financial Officer of NetEnt AB and previously Bragg board member since March 2021, as President and Chief Operating Officer. In July 2022, the Corporation appointed Mr. Yaniv Sherman, previously Senior Vice President and Head of U.S. for 888 Holdings plc, as Chief Executive Officer.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service ("SaaS") technology and managed services, the Corporation aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	5

4.	OVERVIEW OF Q2 2022

4.1	Executive summary

Financial performance in the second quarter of 2022

The Corporation is pleased to report solid trading performance during the three months ended June 30, 2022. The Corporation has continued to deliver against its strategic objectives which has resulted in revenue diversification, geographic expansion and accelerated growth.

The Corporation’s revenue1 for the period ended June 30, 2022 increased from the same period in the previous year by 34.2% to EUR 20.8m (Q2 2021: EUR 15.5m) and 7.4% from the previous quarter (Q1 2022: EUR 19.4m) with the underlying business revenue (excluding Wild Streak and Spin) up 25.0% compared to the same period in the previous year, continuing the solid quarterly growth momentum since Q1 2019. Wild Streak and Spin revenue for the period was EUR 1.8m (Q2 2021: EUR 0.3m). The Group’s year-over-year revenue growth was mainly organic through its existing customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from Wild Streak which was acquired in June 2021.

The Corporation’s revenue growth was mainly derived from the games and content segment which amounted to EUR 14.4m (Q2 2021: EUR 13.4m) and accounted for 69.3% (Q2 2021: 86.8%) of total revenues, as demand for the Group’s unique content continues to grow. The Corporation’s growth has been underpinned by continued investment and innovation in its technology and product offerings. These investments were pivotal to the performance of the PAM and managed services segments throughout the period, including content delivery, data analytic tools and customer engagement platforms, demonstrating the Corporation’s potential to further leverage its technology, diversify its product mix and accelerate growth.

The management is pleased with the growth in gameplay, unique player numbers and the overall level of customer engagement. Total wagering generated via games and content offered by Oryx, Wild Streak and Spin in the period was up by 9.0% from the same period in the previous year to EUR 4.2 billion (Q2 2021: EUR 3.8 billion) with 9.2% growth from the previous quarter (Q1 2022: EUR 3.8 billion).

The number of unique players using Oryx games and content decreased by 9.5% to 2.1m (Q2 2021: 2.3m) but increased by 5.0% from previous quarter (Q1 2022: 2.0m). The decrease in unique players from the previous year is a direct result of the reduction in the revenue and level of activity from German customers due to the new gameplay and tax regulations introduced on July 1, 2021.

1 Revenue includes the Corporation’s share in game and content, platform fees and management and turnkey solutions.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	6

Gross profit increased compared to the same period in the previous year by 65.5% to EUR 11.6m (Q2 2021: EUR 7.0m) with gross margins increasing by 10.6% to 55.9% (Q2 2021: 45.3%), This improvement is primarily due to a higher proportion of revenue derived from our iGaming platform and managed services and an increase in Wild Streak games and content revenue which has no cost of sales compared to third party games and content which have associated third party costs.

Selling, general and administrative expenses increased from the same period in the previous year by 28.1% to EUR 11.3m (Q2 2021: EUR 8.9m) but declined as a percentage of total revenue to 54.6% (Q2 2021: 57.2%). The increase of costs is in line with the Corporation’s growth strategy, as the Corporation continues to build its foundation as a scalable and innovative vertically integrated iGaming content and technology provider in the iGaming industry.

The main changes in the quarter were driven by the following:

A.	Salaries and subcontractors increased by 36.3% to EUR 5.0m (Q2 2021: EUR 3.7m) as the Corporation continued to invest in expanding its technology and product teams including software developers, product managers, analytics professionals, and executive team to source new customers, maintain growth from its existing customer base, expansion into new markets, adjustments to regulatory requirements and enhancement of its technology offering. An exceptional cost in the value of EUR Nil (Q2 2021: 0.6m) is related to the termination of the employment contract of the previous interim CEO in June 2021.

Share based payment costs decreased by EUR 0.1m to EUR 0.8m (Q2 2021: EUR 0.9m) related to the share-based incentive plan awards to new directors and management composed of DSUs and RSUs.

Total employee costs (including share-based payments charge) increased by 27.1% to EUR 5.8m (Q2 2021: EUR 4.5m) mainly due to an increased headcount in technology, product and senior management teams, offset by lower share-based payment costs and one-off payment for the termination of an employment agreement in the previous period.

B.	IT and hosting increased by 58.0% to EUR 0.6m (Q2 2021: EUR 0.4m) mainly due to an increase in gaming activity and costs of servers in various jurisdictions in line with the total revenue growth.

C.	Professional fees decreased by EUR 0.2m to EUR 0.9m (Q2 2021: EUR 1.1m) and are comprised of audit and tax advisory, legal, recruitment, regulatory and licencing costs which are related to various jurisdictions, mainly in the U.S. the Canadian markets, as part of the of expansion into new markets.

D.	Corporate costs decreased by EUR 0.2m to EUR 0.3m (Q2 2021: EUR 0.5m) as a result of a reduction in the level of investment into the investor and public relations activities as part of the overall corporate strategy.

E.	Sales and marketing increased by EUR 0.4m to EUR 0.6m (Q2: 2021: EUR 0.2m) and mainly related to the increase in sales and gaming sector events (EUR 0.2m) and the increase in games and content promotion activities (EUR 0.4m)

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	7

F.	Bad debt expense increased by EUR 0.2m to EUR 0.3m (Q2 2021: EUR 0.1m) as a result of remeasurement of risk in the aging and liquidity of trade receivables while progressing in improving the billing processes and collection of customer funds.

G.	Transaction and acquisition costs decreased by EUR 0.5m to EUR 0.1m (Q2 2021: EUR 0.6m) due to a reduction in costs related to the deployment of the Corporation’s M&A strategy which includes legal, financial, tax and technical processes that took place in previous periods.

H.	Other operational costs amounted to EUR 0.7m (Q2 2021: EUR 0.4m) relating predominantly to an increase in the premium in relation to the Corporation’s directors and officers and erosion and omission insurance of EUR 0.3m (Q2 2021: EUR 0.1m).

Total net income for the period amounted to EUR 0.1m (Q2 2021: net loss of EUR 2.3m) predominantly driven by increased gross profit of EUR 4.6m in the period, gain on remeasurement of deferred consideration of EUR 0.5m, the reduction of the transactional costs of EUR 0.5m and professional fees and corporate costs of EUR 0.4m, partially offset by the incremental increase in total employee costs (including share based compensation) of EUR 1.3m, sales and marketing activities of EUR 0.4m, and depreciation and amortisation in the sum of EUR 0.8m.

The Corporation’s Adjusted EBITDA increased from the same period in the previous year by 62.9% to EUR 3.1m (Q2 2021: EUR 1.9m) with Adjusted EBITDA margins increasing by 2.6% to 14.9% (Q2 2021: 12.3%) with a decline of 0.4% from the previous quarter (Q1 2022: 15.3%). The increase in margin derives mainly as a result of scale and improvement in the product mix of iGaming and managed services, offset by the increased salaries and subcontractor costs as part of the Corporation’s strategy of investment in the expansion of its software development, product and senior management functions. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Note 5.3.

Cash flows from operating activities for the period ended June 30, 2022 amounted to EUR 3.7m (Q2 2021: cash flows used in operating activities of EUR 0.8m). The increase was primarily due to improvement in the performance of the underlying business and working capital movements offset by the change in income tax payable in the period.

Cash flows used in investing activities amounted to EUR 10.3m (Q2 2021: EUR 8.9m) an increase of EUR 1.4m from the previous period. During both periods the corporation invested in consideration paid upon the business combination for Spin and in Wild Streak in June 2022 and June 2021, respectively. Spin cash consideration plus prepaid consideration totalled EUR 9.0m (Q2 2021: Wild Streak cash consideration of EUR 8.2m). In addition, the corporation continued its investment in intangible assets, mainly in software development costs, totalling EUR 1.5m (Q2 2021: EUR 0.8m).

Cash flows used in financing activities amounted to EUR 0.7m (Q2 2021: cash flows from financing activities of EUR 0.6m), a reduction from the previous period as financing activities were mainly attributable to repayment of loans in the total value EUR 0.7m (Q2 2021: Nil) relating to the Spin acquisition.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	8

Financial performance in the first half of 2022

Revenues

The Corporation’s revenue for the first half of 2022 increased from the same period in the previous year by 35.3% to EUR 40.2m (H1 2021: EUR 29.7m) continuing a solid quarterly growth momentum since Q1 2019. The Group’s positive year-over-year revenue growth was derived mainly from organic growth from its existing customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from the acquisition of Wild Streak in June 2021.

Gross profit

Gross profit for the first half of 2022 increased from the same period in the previous year by 58.3% to EUR 21.6m (H1 2021: EUR 13.7m) with gross margins increasing by 7.8% to 53.9% (H1 2021: 46.1%), due a higher proportion of revenue derived from our iGaming platform and managed services and an increase in Wild Streak games and content revenue which has no cost of sales compared to third party games and content which have associated third party cost.

Expenses

Cost of goods amounted to EUR 18.5m (H1 2021: EUR 16.0m) an increase of 15.6% from the same period in the previous year, representing 46.1% of corporation’s revenue, a decrease of 7.8% (H1 2021: 53.9%) mainly derived from the shift towards iGaming platform, managed services and an increase in Wild Streak games and content revenue which has no cost of sales compared to third party games and content which have associated third party cost.

Operating expenses amounted to EUR 21.1m an increase of EUR 5.1m from the same period in the previous year (H1 2021: EUR 16.0m).

Expenses were mainly driven by a EUR 2.7m increase in salaries and subcontractor costs to support the Corporation’s growth in technology, product, compliance, sales and management, an increase of EUR 1.1m in sales and marketing as part of the Corporation’s investment in promoting its services and products, an increase of EUR 0.3m in other operational costs associated with directors and officers and error and omission insurance and EUR 1.6m of depreciation and amortization. These adverse movements have been offset by a reduction in transaction and acquisition costs of EUR 0.8m and gain on remeasurement of deferred consideration of EUR 0.5m.

Profitability

Adjusted EBITDA amounted to EUR 6.1m (H1 2021: EUR 4.2m) an increase of EUR 1.8m for the period with margins increasing by 0.8% to 15.1% (H1 2021: 14.3%).

Operating income amounted to EUR 0.5m (H1 2021: operating loss of EUR 2.3m) an increase of EUR 2.8m as a result of the increase of gross profit of EUR 8.0m offset by increase in selling general and administrative expenses of EUR 5.6m.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	9

Cash flow

Cash flows used in operating activities for the period ended June 30, 2022, amounted to EUR 7.5m (H1 2021: EUR 2.1m). The increase of EUR 5.4m was primarily due to improvement in the performance of the underlying business of EUR 3.7m and working capital movements of EUR 1.6m.

Investments

Cash flow used in investing amounted to EUR 11.9m (H1 2021: EUR 21.0m), a reduction of EUR 9.1m from the same period in the previous year, and is mainly attributable to Nil (H1 2021: EUR 11.5m) outflow of deferred and contingent consideration payments during the period relating to the earnout payment of the Oryx acquisition. During both periods the Corporation paid cash consideration plus prepaid consideration for the acquisition of Spin and Wild Streak in June 2022 and June 2021, respectively. Total cash consideration paid in respect of Spin was EUR 9.3m (Q2 2021: cash consideration in respect of Wild Streak of EUR 8.2m). In addition, the corporation continued its investment in intangible assets, mainly in software development costs, totalling EUR 2.7m (H1 2021: EUR 1.4m).

Financing

Financing activities amounted to a net outflow of EUR 0.8m (H1 2021: inflow EUR 12.6m) which is predominantly related to the previous period net proceeds from the exercise of warrants and broker compensation options in the value of EUR 10.8m relating to the November 2020 Public Offering, and EUR 1.3m relating to the private placement in which the board of directors and officers participated on January 13, 2021. During the period EUR 0.7m (H1 2021: Nil) outflow was related to the repayment of loans in relation to the Spin acquisition.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	10

Financial position:

Cash and cash equivalents as of June 30, 2022, amounted to EUR 11.0m (December 31, 2021: EUR 16.0m) a decrease of EUR 5.0m primarily as a result of the EUR 9.3m cash investment, including prepaid consideration, for the acquisition of Spin in June 2022, offset by strong trading and changes in the working capital position in the period.

Trade and other receivables as of June 30, 2022, totaled EUR 10.5m (December 31, 2021: EUR 8.5m) up by EUR 2.0m mainly an increase of revenue performance during the period offset by an increase in provision against expected credit losses of EUR 0.2m in which an amount of EUR 0.2m of doubtful debt relating to old accounts was written off.

Prepaid expenses and other assets as of June 30, 2022, decreased by EUR 0.7m to EUR 1.8m (December 31, 2021: EUR 2.4m) due to settlement of the prepaid consideration upon completion of the Spin transaction in the total value of EUR 1.3m.

Trade payables and other liabilities as of June 30, 2022, increased by EUR 5.2m to EUR 19.6m (December 31, 2021: EUR 14.4m) as result of a EUR 5.1m increase in trade payables and accrued liabilities to EUR 19.0m (December 31, 2021: EUR 13.8m), and an increase in other payables of EUR 0.5m (December 31, 2021: EUR 0.1m), offset by a decrease in sales tax payable of EUR 0.4m to EUR nil (December 31, 2021: EUR 0.4m).

Other activities during Q2 2022

Completion of the acquisition of Spin: On May 12, 2021, the Corporation announced it had entered into an agreement to acquire Spin in a cash and stock transaction for a purchase price of approximately USD$30 million. Pursuant to this agreement the sellers of Spin would receive USD 10 million in cash and USD$20 million in Common Shares of the Corporation of which USD$5 million in Common Shares will be issued on closing and the balance over the next three years. The transaction was closed on June 1, 2022.

Other:

(1)	Share Capital: As at June 30, 2022, the number of issued and outstanding shares was 21,105,868 (December 31, 2021: 19,956,034), the number of outstanding awards from equity incentive plans was 2,530,836 (December 31, 2021: 2,298,247), and the number of outstanding warrants was 16,886 (December 31, 2021: 16,886).

(2)	Employees: As at June 30, 2022, the Corporation employed 388 employees ,contractors and sub-contractors (December 31, 2021: 286) across Europe, North America and India.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	11

Strategic progress

The Corporation’s vision is to become a leading vertically integrated content-led technology provider in the iGaming industry. It aims to achieve this as an iGaming platform and complete solution provider and distributor and provider of online casino games via its in-house studios and via third party content providers, capturing an increasing proportion of the online gaming value chain. It plans to meet these objectives through the following:

1. Focus on Core Business Growth:

The Corporation intends to continue growing its core business by adding new customers while expanding within its existing customer base, helping them grow their respective businesses in different markets and jurisdictions. The Corporation aims to gain new customers and support existing ones by consistent product innovation in order to drive superior player engagement, affording its customers a competitive advantage. This involves developing and securing exclusive premium content coupled with a focus on developing its platform, data analytics and player engagement tools designed to increase the Return On Investment (“ROI”) for Bragg’s customers. The Corporation’s modern and proprietary technology was developed in-house, with an emphasis on agility and scalability, aiming to quickly and seamlessly integrate with customer operations. Bragg’s product and technology stack offers a competitive time to market, cutting edge real-time data-driven marketing tools and a differentiated content suite. This provides its customers the ability to create a near-term impact in newly-launched iGaming markets.

During the second quarter of 2022, the Corporation launched 17 new online casino games with exclusive distribution rights, including eight from its proprietary studios. During the quarter it added over 500 unique titles from third party studios as part of its games aggregation offering, taking the total unique online games titles available in various markets to over 6,000 as of June 30, 2022. Through its proprietary Wild Streak land-based division, the Corporation began shipping its Greek/Lucky Lightning slot in partnership with International Game Technology (“IGT”) in the second quarter of 2022, and it also extended its collaboration with IGT during the quarter with an agreement to develop four more exclusive land-based slot titles for the gaming technology supplier.

The Corporation continued to expand its operations in existing markets during the quarter, with the launch of a new turnkey customer, 711.nl in the Netherlands on April and the announcement of a new turnkey agreement with BetNation.nl in April, both in the recently regulated Dutch market. During the quarter the Corporation launched its content in the UK with Casumo and Jumpman Gaming and in the Netherlands with FairPlay.nl. Other core business developments during the quarter included an extended agreement to build further Wild Streak land-based titles with IGT, an agreement to distribute Stakelogic Live casino games via its aggregation platform and an extended deal with slots studio Kalamba to distribute games in North America.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	12

For the three months ended June 30, 2022, customer concentration from the top 10 customers was 71.0% of total revenues, an increase of 13.9% compared to 57.1% of total revenues for the same period in the previous year. As of June 30, 2022, the Corporation’s total customer base was 176 customers (Q2 2021: 125), in which an amount of 26 customers (Q2 2021: Nil) were added as part of the Spin acquisition. A customer is a company or group of companies with one or more online casino operating licenses and one or more active online casino brands.

2. Develop Games through In-House Studios:

The Corporation is focused on developing more proprietary casino content, which the Corporation believes offers significant Adjusted EBITDA margin expansion opportunities by capturing a greater share of revenue generated from games. The Corporation aims to capture between 90% to 100% of the revenue from proprietary games, compared to historically capturing approximately only 30% to 35% of revenue from the distribution of exclusive and non-exclusive third-party games. Leveraging its many years of experience in game development and its proprietary player engagement tools, the Corporation aims to design its games to produce an enhanced player experience and increase their Life-Time-Value (“LTV”). The Corporation’s access to data through in-game performance monitoring features also allows it to constantly create and adjust products to better serve players’ continuously shifting preferences. The Corporation is then able to distribute new and improved content to all operators on its network.

In line with this strategy, during the second quarter of 2022, the Corporation launched five slot titles from its proprietary studios: three from Oryx Gaming and two from Atomic Slot Lab. The early positive performance of these new proprietary games is helping the Corporation deliver on its strategy to grow revenue and capture a greater share of revenue generated from the games it releases.

3. Focus on M&A and Other Strategic Transactions:

The Corporation announced its completion of the acquisition of Spin, a U.S. based online casino games and technology company in the second quarter of 2022 accelerating its new content rollout plans in regulated North American iGaming markets. The Corporation will continue to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives. It is expected that as part of the consideration for any such transactions, the Corporation may, subject to any customary approvals, issue additional shares or other securities in the capital of the Corporation.

4. Expansion into new markets:

The Corporation continues to follow a strategy of growth through expansion into new markets. During the second quarter, the Corporation launched its content in Ontario, Canada, a newly regulated market from April 4 with 888 and with SkillOnNet, while in Portugal, an existing regulated market, with Betclic. As other geographies continue to adopt regulations in favour of online gaming, the Corporation believes it is well-positioned to expand into new markets. Bragg’s geographic growth strategy is driven by regulatory approvals and the subsequent creation of a new market. Markets where growth opportunities have been identified include the United States, Canada, Italy and Latin America. Within Europe, the Corporation’s goal is to further diversify across the region and increase market share through strategic partnerships with suppliers and operators and through acquisitions.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	13

5. Expanding offering by introducing exclusive content:

The Corporation expects to expand its offering of premium exclusive third-party content. Through new investments and partnerships with more studios, it intends to increase distribution of premium and localized content. It anticipates that these exclusive deals as well as original content will allow the Corporation to create bespoke content adjustable to the markets in which it currently operates or plans to enter. The Corporation released eleven new exclusive games during the second quarter of 2022, including two from its proprietary Atomic Slot Lab studio, three from its proprietary Oryx Gaming studio, and two from recently announced third party studio partner Blue Guru.

Outlook

The Corporation continues to invest in new and proprietary content, alongside its leading technology and grow and diversify its global footprint winning new customers in new jurisdictions. The Corporation’s North American (U.S. and Canada) market expansion is progressing according to plan.

The Corporation and its management team is focused on integrating its various global business units, including the recently acquired Spin and Wild Streak businesses, into a competitive iGaming solution provider that will offer its customers an array of products and services. Such products and services would play a critical role in powering growth for online sports betting and iGaming operators worldwide.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	14

5.	FINANCIAL RESULTS

5.1	Basis of financial discussion

The financial information presented has been prepared to examine the results of operations.

The presentation currency of the Corporation is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Corporation’s economic inflows, outflows as well as its assets and liabilities.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	15

5.2	Selected interim information

The following is selected financial data of the Corporation for the three and six months ended June 30, 2022, and 2021.

The primary non-IFRS financial measure which the Corporation uses is Adjusted EBITDA1. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
EUR 000	2022	2021	2022	2021
Revenue	20,794	15,491	40,154	29,687
Net Income (Loss)	90	(2,331)	(630)	(3,405)
EBITDA	2,635	(774)	3,983	(437)
Adjusted EBITDA	3,096	1,900	6,051	4,242

Basic and diluted income (loss) per share	0.00	(0.11)	(0.03)	(0.17)

	As at	As at
	June 30,	December 31,
	2022	2021
Total assets	99,669	83,390
Total non-current financial liabilities	3,001	451

Dividends paid	nil	nil

As at June 30, 2022 non-current financial liabilities consist of deferred consideration in relation to the acquisition of Spin, lease obligations on right of use assets in relation to office leases and long-term employee benefits.

1 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	16

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods presented.

5.3	Other financial information

To supplement its June 30, 2022 interim financial statements presented in accordance with IAS 34, Interim Financial Reporting, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating income (loss) to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2022	2021	2022	2021
Operating income (loss)	752	(1,825)	524	(2,324)
Depreciation and amortization	1,883	1,051	3,459	1,887
EBITDA	2,635	(774)	3,983	(437)
Depreciation of right-of-use assets	(48)	(37)	(89)	(75)
Lease interest expense	(4)	(5)	(8)	(10)
Share based compensation	797	891	2,097	2,200
Transaction and acquisition costs	146	573	346	1,136
Exceptional costs	39	1,252	191	1,428
Gain on remeasurement of contingent consideration	(469)	-	(469)	-
Adjusted EBITDA	3,096	1,900	6,051	4,242

In the six months ended June 30, 2022, exceptional costs include one-time costs for the Corporation of EUR 0.2m related to legal and professional fees and other non-recurring regulatory and legal matters. In the six months ended June 30, 2021 EUR 0.6m is related to the termination of the employment contract of the previous interim CEO in June 2021 and EUR 0.6m is related to legal and professional fees on the Nasdaq listing.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	17

Gain on remeasurement of contingent consideration of EUR 0.5m is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin (H1 2021: nil).

5.4	Selected financial information

Selected financial information is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2022	2021	2022	2021
Revenue	20,794	15,491	40,154	29,687
Operating income (loss)	752	(1,825)	524	(2,324)
EBITDA	2,635	(774)	3,983	(437)
Adjusted EBITDA	3,096	1,900	6,051	4,242

	As at	As at
	June 30,	December 31,
	2022	2021
Total assets	99,669	83,390
Total liabilities	28,386	17,195

TRADE AND OTHER RECEIVABLES

	As at	As at
	June 30,	December 31,
EUR 000	2022	2021
Less than one month	10,779	8,717
Between two and three months	903	747
Greater than three months	1,386	1,405
	13,068	10,869
Provision for expected credit losses	(2,613)	(2,415)
Trade and other receivables	10,455	8,454

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	18

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	June 30,	December 31,
EUR 000	2022	2021
Trade payables	5,013	1,464
Accrued liabilities	13,962	12,380
Sales tax payable	-	444
Other liabilities	579	69
Trade payables and other liabilities	19,554	14,357

5.5	Summary of quarterly results

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Corporation.

	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
	2020		2021				2022
EUR 000	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenue	11,714	13,778	14,196	15,491	12,874	15,758	19,360	20,794
Operating income (loss)	(2,282)	(5,296)	(499)	(1,825)	(2,276)	(1,902)	(228)	752
EBITDA	(1,533)	(4,623)	337	(774)	(943)	(325)	1,348	2,635
Adjusted EBITDA	1,834	1,259	2,342	1,900	1,418	1,538	2,955	3,096
Income (Loss) per share (EUR) - Basic and diluted	(0.39)	(5.20)	(0.06)	(0.11)	(0.12)	(0.08)	(0.03)	0.00

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	19

5.6	Liquidity and capital resources

The Corporation’s principal sources of liquidity are its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements as follows:

	As at	As at
	June 30,	December 31,
EUR 000	2022	2021
Cash and cash equivalents	11,046	16,006
Trade and other receivables	10,455	8,454
Prepaid expenses and other assets	1,764	2,442
Consideration receivable	-	56
Current liabilities excluding deferred consideration	(22,321)	(15,317)
Net working capital	944	11,641
Deferred consideration	(1,378)	-
Net current (liabilities) assets	(434)	11,641

Deferred consideration of EUR 1,378 is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2021: Nil).

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Corporation as at June 30, 2022 are below:

	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	19,554	-	-	-	-	19,554
Lease obligations on right of use assets	217	287	161	160	-	825
Other non-current liabilities	-	1	1	1	236	239
	19,771	288	162	161	236	20,618

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	20

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	21

5.7	Cash flow summary

The cash flow may be summarized as follows:

	Six Months Ended June 30,
EUR 000	2022	2021
Operating activities	7,463	2,149
Investing activities	(11,873)	(21,004)
Financing activities	(835)	12,590
Effect of foreign exchange	285	1,129
Net cash flow from operations	(4,960)	(5,136)

Cash flows used in investing activities is primarily due to EUR 8.5m in cash consideration paid upon business combination (six months ended June 30, 2021: EUR 8.2m), additions to intangible assets of EUR 2.7m (six months ended June 30, 2021: EUR 1.4m), and prepaid consideration in relation to the acquisition of Spin of EUR 0.8m (six months ended June 30, 2021: Nil). Cash flows used in investing activities in the comparative period also include the final settlement of the Oryx earn out on January 18, 2021, of EUR 11.5m.

	Six Months Ended June 30,
EUR 000	2022	2021
Purchases of property and equipment	(153)	(51)
Additions in intangible assets	(2,744)	(1,426)
Proceeds from sale of discontinued operations	91	76
Consideration paid upon business combination	(8,488)	(8,206)
Cash acquired from business combination	242	124
Prepaid consideration	(821)	-
Deferred and contingent consideration payments	-	(11,521)
Cash flows used in investing activities	(11,873)	(21,004)

In the six months to June 30, 2022 cash flows used in financing activities primarily consist of repayment of loans totalling EUR 0.7m (six months ended June 30, 2021: EUR nil) inherited upon the acquisition of Spin. Cash flows from financing activities in the comparative period consist of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise of EUR 10.8m, and EUR 1.3m of net proceeds from shares issued to directors and officers of the Corporation in connection with a private placement.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	22

	Six Months Ended June 30,
EUR 000	2022	2021
Proceeds from exercise of warrants and broker warrants	-	10,817
Proceeds from exercise of stock options	10	625
Proceeds from shares issued upon private placement, net of issuance costs	-	1,310
Repayment of lease liability	(64)	(70)
Repayment of loans	(661)	-
Interest income	9	38
Interest and financing fees	(129)	(130)
Cash flows (used in) from financing activities	(835)	12,590

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Corporation and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Corporation’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Corporation. Transactions and balances between the Corporation and its key management personnel are as follows:

•	Revenues for the three and six months ended June 30, 2022, to a shareholder of the Corporation totalled EUR 31 and EUR 55, respectively (three and six months ended June 30, 2021: EUR 28 and EUR 49, respectively).

•	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Corporation for the three and six months ended June 30, 2022, totalled EUR 1,339 and EUR 2,645, respectively (three and six months ended June 30, 2021: EUR 2,645 and EUR 4,344, respectively).

•	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and Spin and subsequently employees of the Corporation for the three and six months ended June 30, 2022, totalled EUR 200 and EUR 322, respectively (three and six months ended June 30, 2021: EUR 37).

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	23

•	Gain on remeasurement of deferred consideration payable to the vendors of Spin and subsequently employees of the Corporation for the three and six months ended June 30, 2022, totalled EUR 469 (three and six months ended June 30, 2021: EUR nil).

•	Interest expense on deferred consideration payable to the vendors of Spin and subsequently employees of the Corporation for the three and six months ended June 30, 2022, totalled EUR 34 (three and six months ended June 30, 2021: EUR nil).

•	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the three and six months ended June 30, 2022, totalled EUR nil (three and six months ended June 30, 2021: EUR 52).

•	During the three and six months ended June 30, 2022, legal fees of EUR nil payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the interim unaudited condensed consolidated statements of income (loss) and comprehensive income (loss) (three and six months ended June 30, 2021: EUR 25).

•	During the three and six months ended June 30, 2022, professional fees of EUR 12 and EUR 22, respectively, payable to a related businesses of a member of the Board of the Corporation was recognized in the consolidated statements of income (loss) and comprehensive income (loss) (three and six months ended June 30, 2021: EUR 64 and EUR 85, respectively).

•	As at June 30, 2022, EUR 39 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2021: EUR 47).

•	As at June 30, 2022, EUR 67 of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Corporation (December 31, 2021: EUR 62).

•	As at June 30, 2022, EUR 704 of trade payables and other liabilities was due to the Corporation’s key management personnel (December 31, 2021: EUR 1,924).

•	As at June 30, 2022, EUR 116 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and Spin and subsequently employees of the Corporation (December 31, 2021: EUR 62).

•	As at June 30, 2022, EUR 3,948 of deferred consideration was payable to the vendors of Spin and subsequently employees of the Corporation (December 31, 2021: EUR nil).

•	During the three and six months ended June 30, 2022, EUR nil, of share capital (three and six months ended June 30, 2021: EUR nil and EUR 22,000, respectively) was issued to the former Managing Director of Oryx upon completion of the earn-out. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three and six months ended June 30, 2022, EUR 6,764, of share capital (three and six months ended June 30, 2021: EUR nil) was issued to the vendors of Wild Streak. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three and six months ended June 30, 2022, EUR 1,426, of share capital (three and six months ended June 30, 2021: EUR nil) was issued to the vendors of Spin as share consideration for the acquisition of Spin.

•	During the three and six months ended June 30, 2022, EUR 6,982 of shares to be issued (three and six months ended June 30, 2021: EUR 15,310) to the vendors for the sale of Wild Streak was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three and six months ended June 30, 2022, EUR nil of additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity in relation to the private placement by key management personnel of the Corporation (three and six months ended June 30, 2021: EUR nil and EUR 1,918, respectively).

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	24

•	During the three and six months ended June 30, 2022, EUR nil additional share capital, was recognized in the interim unaudited condensed consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Corporation (three and six months ended June 30, 2021: EUR 143 and EUR 410, respectively).

•	During the three and six months ended June 30, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for deferred consideration (three and six months ended June 30, 2021: EUR nil and 11,521, respectively).

•	During the three and six months ended June 30, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (three and six months ended June 30, 2021: EUR nil and EUR 140, respectively).

•	During the three and six months ended June 30, 2022, a total of EUR 10,626 in cash consideration payments were made to the vendors of the sale of Spin and Wild Streak (three months and six months ended June 30, 2021: EUR 8,206).

•	During the three and six months ended June 30, 2022, a total of EUR 664 in in loan payments were made to the vendors of the sale of Spin (three months and six months ended June 30, 2021: EUR nil).

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	June 30,	August 9,
	2022	2022
Common Shares	21,105,868	21,105,868
Broker Warrants	16,886	16,886
Fixed Stock Options	1,940,936	1,940,936
Restricted Share Units	315,000	315,000
Deferred Share Units	274,900	274,900
	23,653,590	23,653,590

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	25

8	SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and judgments in applying the Corporation’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the interim unaudited condensed interim unaudited condensed consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the interim unaudited condensed consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Corporation believes could have the most significant impact on the amounts recognized in the interim unaudited condensed consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGUs”) for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Corporation has determined that Oryx and Wild Streak are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	26

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Corporation determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Corporation determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores,

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Corporation’s consolidated statements of financial position and consolidated statements of income (loss) and comprehensive income (loss).

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	27

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Corporation is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Corporation’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Corporation is required to estimate the future volatility of the market value of the Corporation’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Corporation until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Corporation performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	28

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Corporation’s accounting policies in any of the reporting periods discussed in this MD&A.

10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Corporation’s internal control procedures, the Corporation’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Corporation’s internal control over financial reporting during the three and six months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, which is required to be disclosed by the Corporation in its filings or required to be submitted by the Corporation under securities legislation is recorded, processed and summarized and reported within specified time periods. The Corporation’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Corporation’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	29

Limited operating history

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is subject to risks including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation's business, the Corporation's ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

Key personnel

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation's continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation's operations and business prospects. In addition, the Corporation's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation's business, operating results, and financial condition.

Additional financing requirements

In order to accelerate the Corporation's ability to meet its growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

Competition

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation's current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	30

New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

Management of growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation's operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Absence of profits

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

Conflicts of interest

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	31

12	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

Bragg Gaming Group Inc Management Discussion & Analysis June 30, 2022	32